
06014240

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aeroflot Russian Int'l Airlines

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4592 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 6/8/06


Russian Airlines

Annual Report

JSC Aeroflot

Year 2005


Russian Airlines

Key figures

Traffic statistics	Denominations	2005	2004	2003	2002	2001
Passengers carried	million	**6,7**	6,6	5,8	5,5	5,8
Cargo tons carried	thousands	**145,4**	145,5	114,2	109,6	101,6
Revenue passenger kilometers	billions	**20,7**	20,6	18,2	17,6	18,9
Revenue ton kilometers	billions	**2,7**	2,7	2,3	2,2	2,3
Passenger load factor	%	**69,0**	68,9	69,4	68,4	65,8
Weight load factor	%	**58,0**	58,1	57,0	56,4	53,5
Ton kilometer per employee limit	thousand km/person	**318,2**	316,4	268,5	255,0	276,8
Average number of employees	person	**14 871**	14 737	14 714	14 956	15 265
Aircraft (as of December 31)		**85**	87	89	104	111
Business performance						
Basic Activities revenues	billion rubles	**62,8**	56,4	48,5	45,0	41,5
Passenger, Cargo and Mail Transportation Revenues	billion rubles	**53,6**	48,3	40,7	38,0	35,0
Before tax Profit	billion rubles	**8,4**	8,3	5,5	4,5	2,9
Net income	billion rubles	**6,0**	6,3	4,0	3,2	1,3
Net Wealth, end of year	billion rubles	**20,7**	16,3	11,2	8,0	5,1
Capital Investments	billion rubles	**1,2**	1,3	1,1	0,6	0,8
Capital market figures						
Earnings per share	ruble	**5,4**	5,70	3,58	2,88	1,18
Market Capitalization, end of year	USD million	**1 566**	1 368	766	383	395
P/E ratio (as of December)		**7,5**	6,3	5,7	3,8	8,9



Address of General Director to the Shareholders

Dear Shareholders!

Economic realities and performance of the Russian Civil Aviation as of last year, force us to cast a fresh glance on the perspectives and the parameters of our activity.

Against 12-14% growth of aviation transportation in Russia in the period of 2001-2004, 2005 demonstrated only 3,9% growth. It is noteworthy, that the main operation growth was gained not by regular, but by charter carriers on international lines. On domestic lines the transportation increased only 1,8 %. These figures witness a growing stagnation on the market of aviation transportation services, which has affected our activity as well.

Factors, which have predetermined such situation are well-known. These are rocketing fuel prices, foreign air-carriers expansion on the Russian market, price increase of monopoly companies' services operating in aviation industry, only to add administrative reform which is currently have been continuing in our industry. Aeroflot suffered serious losses after suspension in operation of IL-96-300 aircraft, yet managed to fulfill commitments in passenger services.

Under such pressing conditions, when rules in the game changed monthly, Aeroflot had to carry out flexible policy and adequately react to uprising negative factors and do its best to minimize aftereffects. The Company was forced in some instances to operate in contingency mode, maneuvering with capacities and flight schedules and formulating non-standard, yet acute decisions to meet challenges in different situations.

These efforts yielded results. Despite of losses and expenses the present state of the company is considerably stable. We managed to radically cut credit portfolio and improve its quality. Under harsh conditions we managed to balance spending growth and provide for company economic stability. And even operated profitably, in modest volumes with 6 Billion Rubles ($212,2 Million Rubles).

Business community's confidence in Aeroflot has been proved by rapid growth of share market values, increase of Company capitalization, which sounds optimistic for shareholders.

Reported year was marked by a number of events, playing key role in Aeroflot's perspective development.

The most important was the start of construction of a new terminal in Sheremetyevo which commenced last July. Construction goes as scheduled and we are sure that Sheremetyevo 3 will be finished by November 2007. After completion of the whole complex of construction activities Moscow will obtain a full-fledged modern hub and Aeroflot's competitiveness will be increased. New terminal will connect domestic and international transportation, the CIS routes and will fully realize Russia's transit potential. We consider the new terminal and Sheremetyevo 2 as a single complex.

In 2005 important decisions were made in respect of the fleet development and the purchase of modern highly effective aircraft. By now 12 A320/321 have been contracted (five A320 and seven A321). We shall receive six aircraft this year, the rest - in the beginning of 2007. Two B767 have been contracted to be shipped this year. The fleet of long-distance aircraft is also being increased. We will continue to add B767 to the fleet this and next year. We also count on perspective long-distance models of a new generation. This type of aircraft will start coming 2010-2011. Meanwhile, Aeroflot will actively operate B767s.

As for the short-distance jets, we have already contracted 30 RRJs, constructed by "The Sukhoi Civil Aircraft". They will start shipping the jets in 2008.



Last year was marked by an intensive introduction of new technologies. The major result of such activity is a large scale project of modern booking system and the ***Sabre*** sales. Preparations and migration to the new platform requested more than a year. But all was done impeccably. There were objective and subjective difficulties in adaptation to the new system. We have overcome them. We positively estimate the results and have gained a number of clear competitive advantages. We introduce WEB-booking and soon will accept credit card payments, at the same time providing for the Internet sales.

These are important steps to introduce e-ticketing. Technically, Aeroflot's software enables it to fully introduce e-ticketing. Unfortunately, that is still beyond reality, since the State has not made necessary steps in that direction by legal support and taxation. We work hard to facilitate the process.

October 2005 Aeroflot went through audit to conform to IOSA standards. We became the first Russian Company to successfully complete the auditing.

Aeroflot purposefully and rigidly worked for the most important task – joining the Global Alliance of air carriers – SkyTeam. A lot has been done to match our procedures to the Alliance's technologies.

We have signed a number of code-sharing agreements with the members of SkyTeam, agreed on joint operation of the VIP lounges, expanded on matching of our programs for frequently flying passengers (FFP), interline. These activities also expanded on IT, commercial operations, airport services.

Last year results drove us to the conclusion that nowadays we exists in new economic reality, governed by high fuel prices and growing competition – both on domestic and international market.

We are confident that the strategy of positioning of the Company as a network carrier expanding transit transportation as prescribed by the Board of Directors proves to be successful and sets vital perspectives for the future development.

By the end of the last year the Board of Directors approved the budget and the operations plan for 2006. This plan envisages an increase of operations volume and increase of revenues. In order to fulfill the operations plan and the budget it is vital to provide for a considerable growth of revenues against losses. When formulating the plan and the 2006 budget a thorough analysis of various scenarios under harsh competition was carried out. With this analysis in mind decisions were made to optimize, improve and develop the network.

Let me assure the shareholders that the operations plan is fully real and supported by resources. In 2006 Aeroflot plans to transport by its fleet and contracted aircraft 7 Million 216 thousand passengers (+6,7% as to 2005), cover 21,8 billion passenger kilometres (+4,2% as compared to 2005).

Growth in passenger transportation as compared with 2005 is planned to be achieved in highly profitable regions where the transportation capacities will be increased.


Russian Airlines

Company revenues from air transportation sales and provided services are fixed in 2006 budget in Ruble equivalent higher in volumes of 2005 by 8 % and passenger transportation by 11 %.

Reserves for increase of the economic performance are existent. That is optimization of management of revenues, which became real owing to the use of functional capacities of Sabre software products. And joining the Sky Team Alliance and high quality of passenger services.

As is planned during 2006 a number of activities shall be carried out to higher Aeroflot efficiency. A 100% Aeroflot affiliated Company "Aeroflot-Cargo" will start its operations. An affiliated charter air company is planned to be set. We work further to buy assets of other Russian regional companies.

It has never been easy. We have overcome all the hardships through intense work, responsibility and professionalism which is inherent in the Company's staff. We have no doubt in our choice and the strategy. Complex international market conditions in air transportation set new challenges. I am positive that Aeroflot's professional team work will meet all the challenges and prove it is able to successfully operate and compete under severe competition.

Yes, leadership in the industry has to be fought for. Yes, we target at long-term perspectives.

In 2005 market conditions deteriorated but after the recession there is always an upsurge and the first in the race will definitely be Aeroflot.

Sincerely yours,

Valery Okulov


Russian Airlines
SKY

Strategic concept: results of 2005 and 2006 priorities

2005 marked Aeroflot's run for the strategic goal – a company of international standard. Management and employee activities were focused on strengthening its position on the Russian air transportation market, creating conditions for the steady growth in the future, providing for the product competitiveness, the increase of operation efficiency, and the personnel management system development.

Strengthening position on the market

Despite of the sharp fuel price rise, the deterioration of dynamics of growth of the Russian market of air transportation and a limited ability of purchasing of efficient aircraft, Aeroflot concentrated its efforts on expansion on the domestic market of air transportation by means of joint operational and commercial activity with the affiliated companies "Aeroflot-Nord" and "Aeroflot-Don", focusing on most efficient running of air routes of Aeroflot network. As a result, the Group demonstrated primary growth of domestic transportation on the market both in the number of passengers transported and the passenger turnover.

Creating conditions for steady growth

Aeroflot proceeded with its activity to realize key strategic projects aimed at a long term growth of the Company profits.

Under the plan of restructuring and expansion of the fleet, old generation aircraft shall be removed and modern fuel saving efficient aircraft will be leased, which will enable the Company to compete with the foreign air carriers. Company negotiated with aircraft manufacturers and leasing companies to finalize the deals on medium range aircraft of A320 family and long-range – B767. A tender was set on the perspective regional jet and the selection process for a perspective long-range aircraft.

The Company has started investment stage of the project of construction of a new terminal Sheremetyevo 3. The new terminal has to provide higher quality of passenger service on the level of the leading world airports and cozy transfers between domestic and international lines, Aeroflot flight connections with greater number of flights of other air carriers, attracting transit passengers from Asia traveling to Europe or America and back. In 2005 the first stage of the project was financed, and the general contractor selected on a tender – Turkish the ENKA Company, technical and financial parameters of the project coordinated with JSC "International Airport Scheremetyevo".

Another Aeroflot's important strategic project – joining SkyTeam which is the second largest international alliance, with such member companies as Air France-KLM, Alitalia, Delta, Continental Airlines, Korean Air, AeroMexico, Czech Airlines, Northwest Airlines. Joining the alliance will help Aeroflot reach competitiveness, increase revenues and reduce losses because of optimization of the network, introduction of unified service standards, brand globalization, merger of programs for loyal passengers, creating synergies in purchases, technical and ground servicing. September 2004 Agreement on Aeroflot adherence to SkyTeam was signed and during 2005 all necessary arrangements completed to meet the Alliance's requirements to its members and starting cooperation with member air-carriers in all functional areas.

Providing for product competitiveness

Aeroflot consistently realizes the program of improvement of the product quality. In 2005 the Company concentrated its efforts on improvement of servicing on board for the business-class passengers: B767 long-range air-craft are being equipped with expandable seats and new passenger amusement systems. At the same time new services are being provided for all passenger categories. In 2005 Aeroflot started the first stage of e-booking and registration, and introduced a pilot trial system of Internet booking. New WAP service (receiving important for a passenger information through cellular phone) was also introduced.

Increase of operational efficiency

The Company pays prior attention to the increase of operational efficiency, which became ever acute after the fuel price rise.

Because of the optimization of the route network and improvement of commercial activity, Aeroflot managed to considerably improve income showings: passenger revenue rate increased 11,8% in 2005 making 7,9 Cents/passenger kilometer, cargo revenue rate increased 17,2% making 28 Cents/ton kilometer. Yet, capacity load was the same as in 2004.

The Company efficiently used its capital assets. Average functionability of aircraft (aside from Il-62 and Il-76 removed from operation) increased from 71% to 73%. Average daily flight time per aircraft increased 20 minutes and made 7,6 flight hours. At the same time the Company intensified operation of fuel efficient aircraft: average daily flight time per foreign make aircraft increased 10,8% reaching 11,8 flight hours, the same showing for the Russian make aircraft increased 4,2%.

Expenses cut program is under way in Aeroflot which stimulates employees to actively optimize the business. Though the self cost of transportation increased in 2005 as compared with 2004 by 14,9%, with the major accent on fuel expenses (+47%). Owing to the measures undertaken by the Company management all other operational expenses and maintenance of production structure expenses were at pervious years level.

Development of personnel management system

Main efforts were concentrated last year on the development of the corporate culture as one of the most important instruments of the strategy implementation. Program of introducing of the corporate philosophy is aimed at providing for the unity of values of the Company personnel, and their correspondence to the development strategy, creation of positive response to the Company and its perspectives, formation of Aeroflot team spirit and concentration of all business activities and the personnel on the Company's clients. In 2005 the Book of Company employee was printed and mailed among all the Company personnel. It formulates the Company's targets and general principles of its activities. As a first stage of introducing corporate philosophy there were conducted trainings, seminars, round tables focusing on formation of common understanding of the Company's strategy, propagation of corporate culture values, training of executive and medium rank officers in modern personnel management techniques on the basis of corporate values.

Goals for 2006

Aeroflot top priorities for 2006:

- Increase of the economic efficiency of air transportation;
- Restructuring and improvement of the aircraft fleet;
- Meeting the plans of construction of Scheremetyevo-3 terminal;
- Joining SkyTeam;
- Introduction of new classes of passenger servicing on all Aeroflot flights.



Passenger transportation

Operating results

International flights	Denominations	2005	2004	%
Passengers carried	thousands	4 649,7	4 647,6	100,0
Revenue passenger kilometers	millions	15 897,7	16 171,5	98,3
Available seat kilometers	millions	23 255,7	23 728.1	98,0
Passenger load factor	%	68,4	68,2	+0,2*
Weight load factor	%	56,9	57,2	-0,3*
Regular transportation **	%	99,0	98,2	+0,8*
Domestic flights				
Passengers carried	thousands	2 016,8	1 942,5	103,8
Revenue passenger kilometers	millions	4 797,1	4 476,7	107,2
Available seat kilometers	millions	6 721,7	6 253,5	107,5
Passenger load factor	%	71,4	71,6	-0,2*
Weight load factor	%	62,7	62,9	-0,2*
Regular transportation **	%	99,9	99,9	+0,0*
Total				
Passengers carried	thousands	6 666,5	6 590,1	101,2
Revenue passenger kilometers	millions	20 694,8	20 648,2	100,2
Available seat kilometers	millions	29 977,4	29 981,6	100,0
Passenger load factor	%	69,0	68,9	+0,1*
Weight load factor	%	58,0	58,1	-0,1*
Regular transportation **	%	99,3	98,7	+0,6*
Regular transportation ***	%	99,2	98,5	+0,7*
* - percent				
** - passengers transported				
*** - passenger turnover completed				

In 2005 Aeroflot proceeded with strengthening of its position as a leading airline in Russia's civil aviation sector on the basis of acceleration of the rate of development of air transportation. But worsening of fuel crisis (47% actual growth) and growth of other expenses in air transportation demanded an increase in tariffs, inclusive numerous increase of fuel dues to compensate direct losses. As a result – notable growth of air transportation prices as a whole for the route network, as well as sharpening of competition on particular Russian and international routes which resulted in passenger turnover decrease since the market entered the stage of tariff elastic demand. Because of that to minimize expenses and the Company losses, measures were introduced to optimize capacities on particular routes. Aside from that, the following factors influenced the volume of transportation and sales slowdown:

- Natural disasters in South-East Asia;
- Suspension of operation of Il-96-300 aircraft at peak of air transportation;
- Decrease in regular flights because of intact operation of leased aircraft from State Transport Corporation "Russia" (TU-214, TU-154, TU-134).
- Cancellation of winter program of charter flights to Khurgada and Sharm Al Sheikh.

In 2005 6666.5 thousand passengers were transported and 20694,8 Million passenger/kilometers covered. Occupancy rate increased 0,1% and made 69%.

Passengers carried (million)


8
7
6
5
4
3
2
1
0
2001
2002
2003
2004
2005

Revenue passenger kilometers (billion)


21
20
19
18
17
16
2001
2002
2003
2004
2005

Available seat kilometers (billion)


31
30
29
28
27
26
25
24
23
2001
2002
2003
2004
2005

Passenger load factor (%)


76
74
72
70
68
66
64
62
60
58
2001
2002
2003
2004
2005
International routes
Domestic routes

<u>Structure of flights</u>

International Passenger Traffic

Volume of passenger transportation on international flights in 2005 made up for 4647,7 thousand passengers which corresponded to the volumes of 2004. International flights make up for 69,7% of transported passengers and 76,8% passenger turnover. Basic volume of transportation (99,3%) was performed by regular flights. With the decrease of transportation capacities by 2,0%, the rate of seat occupancy increased 0,2% making 68,4%.

Domestic Passenger Traffic

In 2005 2016,8 thousand passengers were transported on domestic flights which is 3,8% higher than in 2004. The share made up 30,3% from the total number of transported passengers. Seat occupancy rate made up for 71,4% and decreased as compared to 2004 by 0,2% with the increase of transportation capacity by 7,2%. Practically the whole volume of transportation was completed on regular flights.

<u>Flight hours</u>

Operational flight hours on Aeroflot own fleet as compared to 2004 increased 4,2% (+9832 hours).

In addition, outsourced fleet of the State Transportation Corporation “Russia”, “Aviaenergo” Air Company, “Continental Airlines”, “VASO” Aviation Company, which was put into operation for a year on some of Aeroflot routes made up for 15070 flight hours, which resulted in the increase of the overall flight hours as compared to the previous year for some 0,5% (+1200 hours).

Intact operation of passenger aircraft reached 72,2% (+2,2% as compared to 2004).

Overall for the fleet average daily flight hours per an aircraft increased 0,3 hour, for fully operable aircraft remained on the level of 2004 and made respectably 7,6 and 10.4 hours. The most average daily flight hours per a foreign make aircraft were: A310 – 14,2 hours (+7,1 hours as compared to 2004), B767 – 14,1 hours (-1.0 hour as compared to 2004), B777 – 14,1 hours (-0,2 as compared to 2004). For the Russian make aircraft average daily flight hours made up for Il-96 – 8,5 hours (-2,8 hours as compared to 2004 because termination in operation), TU-154 – 6,9 hours (+0,5 hours as compared to 2004).

Average daily flight hours Per aircraft (hour)



Air Route Network

In 2005 Aeroflot operations extended to 88 routes. Together with agreements with partner air carriers Aeroflot offered passengers 110 destinations.

Optimization of the air route network was carried out as following:

- set up of wide air route network in Russia and Europe with the high frequency flights, with basic route flights no less than 7 times a week;
- set up of a long range network with the priority to destinations in North America and Asia;
- attraction of transit passengers from Russia to Europe;
- cooperation with other air carriers to organize passenger transportation from Russia to the majority of foreign destinations;
- more efficient operation of the aircraft fleet.

International Flights

In 2005 Aeroflot increased the frequency of its flights from Moscow to Baku, Barcelona, Bishkek, Bucharest, Vienna, Venice, Dubai, Zagreb, Cairo, Los-Angeles, Madrid, Milan, Nice, Paris, Peking, Prague, Rome, Istanbul, Teheran.

Flights to Seattle and Hanoi were suspended.

Under agreements of joint code operation there was successful cooperation with 26 foreign and Russia air carriers. With five partner air carriers new agreements were signed –

Air Malta, Alitalia, Korean Air, UAT and Dalavia. With flights of partner air carriers frequency of flights increased to Milan , Seoul, and Beograd.

In accordance with the decision on Aeroflot integration into the global alliance of air carriers SkyTeam activities were continued to enter bi-lateral relations on the basis of code-sharing with member air carriers - AeroMexico, Delta, KLM, Continental Airlines, Northwest Airlines.

Domestic Flights

In 2005 Aeroflot increased frequency of domestic flights from Moscow to Ekaterinburg, Krasnodar and Astrakhan.

Together with the flights of partner air carriers frequency of flights increased to Anapa, Ekaterinburg, Omsk, St.Petersburg.

Structure of regional air transportation on regular flights 2004-2005

	Passengers transported (thousand)		Passenger turnover performed (Million passenger/kilometers)		Maximum passenger turnover (Million km)		Occupancy rate (%)	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
America	318,5	331,6	2749,6	2736,5	3770,6	3710	72,9	73,8
Africa and Middle East	211,3	243,8	688,4	717,1	1128,8	1124	61,0	63,8
Asia	852,2	880,2	5399,7	5222,2	7623	7514	70,8	69,5
Europe	2647,2	2487,3	5835,2	5116,7	8970,1	7788	65,1	65,7
Russia	2013,8	1933,7	4792,2	4099,6	6706,4	5716,2	71,5	71,7
CIS and Baltic's	578,1	608,5	1062,8	1000,4	1538,2	1421	69,1	70,4
Total	**6621,1**	**6485,1**	**20527,9**	**18892,5**	**29737,1**	**27273,2**	**69,0**	**69,3**

Qualitative results

In 2005 Aeroflot improved the quality of the air route network. Average frequency of own flights increased up to 7.8 flights a week per route (7.5 flights in 2004). Average frequency together with the flights of partner air carriers increased up to 8.7 flights a week (8.0 in 2004).

Number of connections on Aeroflot own flights in 2005 increased 3.1% (two way connections 0.9 %). Connection ratio of the network increased 8% making 22,8. At the same time the number of flights decreased 2,8%. Connection ratio for the two way connections increased 6,1% making 6,9.

Number of connections together with the flights of partner air carriers increased 27,7%. Connection ratio of the network increased 16,2% making 38,1. At the same time the number of flights, partner air carriers inclusive, increased 8,2%. Connection ratio of the network for the two way connections made 8,7.

The number of transit passengers increased 7,0% (from 840 thousand to 899 thousand).



Cargo Operations

Cargo air transportation as a transportation means is one of the essential factors of the development of national and world economy and is closely connected with the ongoing processes there. The favorable situation in the world markets and the economic growth in Russia have created conditions for its further development.

In October 2005 with the view to structuring of the cargo traffic of Aeroflot, improving its efficiency the Company Board of Directors made the decision of setting up a subsidiary airline "Aeroflot-Cargo".

The strategy of the development of cargo operations of Aeroflot for the nearest and medium term sets forth the following directions of business development:

- in 2006 – setting up "Aeroflot-Cargo" Company;
- during 2006 - 2008 – retirement of four aircraft DC-10-40 to be replaced by more efficient types of freighters;
- market strategy for the period from 2006 till 2010:
  - consolidation of positions in the market Asia-Europe by putting in place schemes of operations via HAB;
  - penetration into the perspective markets of India and Near and Middle East;
  - development of new Hubs;
  - stirring up of domestic operations and development of bases in Russia and CIS;
- increasing cargo flows and proceeds from cargo business by no less than 25% annually.

An important strategic advantage of Aeroflot in implementation of the said project shall be: the advantages geographic situation of Russia; possession by Aeroflot of advanced network of regular passenger flights and representative offices; commercial rights; large potential and accumulated experience; qualified personnel.

Production Results

International operations	Units	2005	2004	%
Cargo and mail carried	thousand tons	121,8	124,9	97,5
Cargo turnover accomplished	mln. TKM	761,3	757,1	100,6
TKM accomplished	mln. TKM	2 192,1	2 212,5	99,1
Maximum TKM	mln. TKM	3 849,4	3 869,4	99,5
Commercial payload	%	56,9	57,2	-0,3*
Domestic operations				
Cargo and mail carried	thousand tons	23,6	20,6	114,6
Cargo turnover accomplished	mln. TKM	107,3	95,6	112,2
TKM accomplished	mln. TKM	539,0	498,5	108,1
Maximum TKM	mln. TKM	859,9	792,9	108,4
Commercial payload	%	62,7	62,9	-0,2*
Total				
Cargo and mail carried	thousand tons	145,4	145,5	99,9
Cargo turnover accomplished	mln. TKM	868,6	852,7	101,9
TKM accomplished	mln. TKM	2 731,1	2 711,0	100,7
Maximum TKM	mln. TKM	4 709,3	4 662,3	101,0
Commercial payload	%	58,0	58,1	-0,1*
Specific weight of regular flights **	%	95,2	95,4	-0,2*
*- percent point				
** - by quantity of cargo and mail carried				

Volume of Transportation

In 2005 Aeroflot carried 140.9 thousand tons of cargo (in 2004 – 141.8 thousand tons, decline by 0.6%) and 4.5 thousand tons of mail (in 2004 – 3.7 thousand tons, increase of 22%).

Cargo turnover was 868.6 million ton-kilometers and grew by 1.9% as compared with the level of 2004.

The factor of commercial payload use in practice remained at the level of the last year and was 58.0%.

Average income rate per ton-kilometer was 0.28 US dollars/ton-kilometer (2004 – 0.24 US dollars /ton-kilometer, growth by 17.2%).

Mail and Cargo Transported (thousand tons)


160
140
120
100
80
60
40
20
0
2001
2002
2003
2004
2005

Weight load factor


70
60
50
40
30
20
10
0
2001
2002
2003
2004
2005
International routes
Domestic routes



International Cargo Operations

The share of the international cargo operations of the total cargo transported was 84% and cargo turnover – 88%. At the international routes total cargo carried was 121.8 thousand tons that is 2.4% less against 2004. At the same time 57% of cargo carried falls on freighters DC-10 that carried 67.8 thousand tons that is 16% more than in 2004. The said growth is due to the high demand for transportation of cargo between Europe and South East Asia.

54.0 thousand tons were carried by passenger type aircraft. The tightening of customs regulations for import of goods along with the decline of transported capacities in the regions with a high level of cargo flows (South East Asia, Japan, America) due, among other reasons, to the temporary suspension of Il-96-300 aircraft operation, affected the volumes of cargo transportation by passenger aircraft that went down against the level of 2004 by nearly 20%.

The total percentage of the commercial payload at the Airline on international air routes was 56.9% showing a decrease by 0.3% against 2004 results.

Domestic Cargo Operations

Cargo operations inside Russia were carried out only by passenger type aircraft. The volume at the domestic market was 23.6 thousand tons with an increase against 2004 by 14.8%, cargo turnover amounted to 107.3 million ton-kilometers with an increase of 12.2%, though the general factor of commercial payload was slightly lower against 2004 level (-0.2%) and was 62.7%.

Cargo Flights and Rout Network

In 2005 freighter aircraft carried 67.8 thousand tons (in 2004 – 58.5 thousand tons, growth by 16%). Flight time was 15,140 flight hours (in 2004 – 13,276 flight hours, growth 14%). The volume of works done was 517,498.2 thousand ton-kilometers (in 2004 – 452,503.1 thousand ton-kilometers, growth 14.4 %).

The proceeds from operations of freighter aircraft was 142.7 million US dollars (in 2004 – 108.1 million US dollars, growth by 32.0 %).

Average income rate per 1 flight hour was 9,426 US dollars (in 2004 – 8,142 US dollars, growth by 15.8%). Average income rate per 1 ton-kilometer was 0.28 US dollars/ton-kilometer (in 2004 – 0.24 US dollars /ton-kilometer, growth by 15 %).

In 2005, against 2004, commercial efficiency of operation of DC-10-40 aircraft was higher. Thus, with an increase of flight time by 14% and volume of cargo carried by 15.9% the income generated grew by 32.0%.

The DC-10-40 aircraft are operated on the traditional for Aeroflot air routes of transporting international transshipment cargo Europe – Asia – Europe. Carriage of cargo by this type of aircraft was based on “point-to-point” principal, i.e. without transfer to the passenger network. 24 hours average flight time per one average aircraft in the list grew from 9.1 flight hours in 2004 up to 10.4 flight hours in 2005.

The said factor as well as active marketing work allowed modernizing the route network with the aim to reduce costs and to increase transportation volumes and revenue.

Successful development of regional cargo representation of Aeroflot in Hanne, Germany was continued. In cooperation with Aeroflot’s commercial partners in many European countries (France, Germany, Italy, Austria, Denmark, etc.) the representation provides a stable loading of DC-10 aircraft flights from Hanne airport and performs the role of European cargo hub for Aeroflot concentrating export and import cargo flows. The system of the delivery of cargo that arrives by Aeroflot's flights to Hanne, by motor transport to the end customers has been arranged. Flights from Helsinki to Sheremetyevo airport were performed regularly.

Operations of Passenger Aircraft

In 2005 Aeroflot carried by passenger aircraft (taking into account the transshipment cargo) 73.1 thousand tons of cargo (in 2004 – 83.3 thousand tons, decline by 12.1%) and 4.5 thousand tons of mail (in 2004 r. – 3.7 thousand tons, growth by 22%).

In 2005 the volumes of assumed available cargo capacities at the passenger flights went down by 4.1% that resulted in the decline of general volumes of transportation by 12,1% (including direct sales – by 8.2%).

Aircraft Fleet

Strategy of Aircraft Fleet Development

With the view for implementation of the concept of strategic development adopted by the Board of Directors of JSC "Aeroflot" in March of 2000 with regard to target landmarks for the period till 2010 as approved by the Board of Directors in December of 2003, the Executive Board of the Company has reviewed and approved Strategic Program of Aircraft Fleet Development for the period till 2010.

The said Program has been worked out with due consideration of the following most important factors affecting future development of the Company's aircraft fleet:

- restrictions with regard to base airport handling capacity and prospects of commissioning of the 3rd terminal;
- growth of costs of aircraft fuel and lubricants;
- considerable decrease of growth rates of air transport operations in 2005 and 2006 against the previous plan.

The approved Program of the development of the aircraft fleet of JSC "Aeroflot" till 2010 provides for the following:

- increase of the number of aircraft fleet by 2010 up to 115 aircraft with proportionate development of long range, medium range and short range fleets;
- gradual replacement of obsolete aircraft types (Tu-134, Il-86, Tu-154 and so on) by modern highly effective aircraft.

The development of the aircraft fleet provided in the Program ensures the opportunity of building up by the end of 2010 (against 2005 indicators) passenger transportation volumes by 70% and passenger traffic by more than 75% (average annual rates 11% and 12%, accordingly).


Russian Airlines

Development of the Aircraft Fleet in 2005

Composition and Structure of Aircraft Fleet of JSC "Aeroflot"

Aircraft Type	**Type**	**Age**	**Number of aircraft as at January 01,2006**			
			Total	**Including**		
				Own	**In operating lease**	**In financial lease**
Il-96-300	LR*	12	6	6	-	-
Il-62M	MR**	27	1	1	-	-
Il-86	MR	18	8	8	-	-
Tu-154M	MR	16	25	24	1	-
Tu-134	SR***	26	14	12	2	-
Total domestic made aircraft			**54**	**51**	**3**	-
B767-300ER	LR	6	9	-	9	-
A319	MR	2	8	-	4	4
A320	MR	2	7	-	6	1
A321	MR	2	3	-	-	3
DC10-40F	Freighter	27	4	-	4	-
Total foreign made aircraft			**31**	-	**23**	**8**
Total aircraft			**85**	**51**	**34**	

* Long Range; ** Middle Range; *** Short Range.

At the beginning of 2005 the aircraft fleet was composed of 87 aircraft including 52 own and 34 leased aircraft.

During the year a decrease of the listed number of the aircraft fleet by two units took palce, and:

retired:

- written off 4 Il-86 aircraft;
- returned due to termination of lease within the restructuring of the fleet - two B737 aircraft and 1 A310 aircraft;

acquired:

- within the arrangements of restructuring of the foreign made aircraft fleet, three B767 aircraft;
- purchased one Tu-154M aircraft;
- Tu-134 salon version aircraft under lease agreement with "Stroytransgaz" Company.

Besides, during 2005 conditional operation belonging to third companies at certain Aeroflot's routes using commercial codes of Aeroflot such as "ВС ГТК «Россия»" on aircraft Il-62, Tu-154, Tu-134, Tu-214, Yak-40, airline «Aviaenergo» on aircraft Tu-154 as well as during the suspension of operation of Il-96 the use was made of Il-62 aircraft belonging to the airline "Aviaenergo", Tu-154 and Il-86 belonging to "Continental Airlines" and Il-86 belonging to VACO" airline.

As at January 1, 2006 the aircraft fleet is composed of 85 aircraft including 51 own and 34 leased aircraft.

In July 2005 the process of the selection of an advanced technology long range class aircraft commenced since aircraft of B767 family by 2010-2012 cannot be considered for the future because of the construction getting obsolete and old age of the aircraft of the said type available at the market. B787-8/9 and A350-800/900 aircraft have become the main competitive options.

Also, in 2005 the results of the procedure of selecting an advanced aircraft of a regional class for the future were summarized. Of all available options, Russian made regional aircraft RRJ-75/95 (Russian Regional Jet) were deemed the most preferable for Aeroflot. On December 7, 2005 JSC "Aeroflot" signed an agreement with the manufacturer of the said aircraft - ZAO "Grazdanskiye Samoljety Sukhogo" ("Civil Aircraft of Sukhoy")" for the delivery of thirty RRJ-75/95 aircraft during 2008-2011.

Plans for 2006

It is planned to achieve a considerable growth of the number of Aeroflot aircraft fleet in 2006 through acquiring modern efficient foreign made aircraft; a delivery of two long range aircraft B767, three A320 and three A321 aircraft is intended.

A320 family aircraft being introduced into the Aeroflot fleet shall replace Tu-154 aircraft on some of the European routes where Tu-154 is not allowed to operate due to environmental restrictions.

Delivery of additional B767 aircraft shall ensure maintaining and building up of carriage volumes capacities that have been reduced because of the retirement of B777 aircraft.



Financial Statements

Auditor's Opinion on Financial (Accounting) Statements

Addressee: Shareholders of the Public Joint Stock Company "Aeroflot – Russian Airlines".

Statutory Auditor

Name: Private Company "HLB Vneshaudit"

Place of residence: 123610, **Moscow**, Krasnopresnenskaya nabereznaya, 12, porch 3, office 701 (tel. 258-1991, fax 967-0497)

State registration: registered by Moscow Registration Chamber on February 17, 1992, certificate № 470.740. Entered into the Common State Registry of Legal Entities on January 14 under main state registration number 1027739314448.

License № E 000548 of June 25, 2002 issued by the Ministry of Finance of the Russian Federation, valid fro 5 years.

Member of a non-commercial Organization "Union of Professional Auditor Organizations" (SPAO) and member of a non-commercial partnership "Institute of Professional Auditors" (IPAR), certificate №30.

The Entity under Audit

Name: Public Joint Stock Company "Aeroflot – Russian Airlines"

Place of residence: 125167, Moscow, Leningradsky prospekt, 37, bldg. 9

State registration: Registered by the State organization Moscow Registration Chamber on June 21, 1994, certificate № 032.175. Entered into Common State Register of Legal Entities on August 2, 2002 under main State registration number 1027700092661.

We have conducted auditing of the attached financial (accounting) statements of the Public Joint Stock Company "Aeroflot – Russian Airlines" over the period from January 1 till December 31, 2005 inclusive. Financial (accounting) statements of the Public Joint Stock Company "Aeroflot – Russian Airlines" consists of:

Accounting balance Sheet;

Profit and Loss Account;

Attachments to the accounting balance sheet and Profit and Loss Account;

Explanatory Note.

The preparation and submission of these financial (accounting) statements is the responsibility of the executive body of the Public Joint Stock Company "Aeroflot – Russian Airlines". Our responsibility is to express an opinion on the reliability in all material respects of the said statements and the compliance



of the order of the conduct of the bookkeeping with the legislation of the Russian Federation based on our audit.

We have conducted the audit in accordance with:

The Federal Law "On Auditing Activities" of August 7, 2001 № 119-ФЗ.

Federal Regulations (Standards) on auditing activities;

Rules (standards) of the Auditor's auditing activities;

Regulations of the state agency responsible for regulation of activities of the company being audited.

The audit was planned and performed in such a way as to obtain reasonable assurance weather the financial (accounting) statements are free of material misstatement. The audit was conducted on a test basis and included:

examining on a test basis evidence supporting the amounts and disclosures in the financial (accounting) statements of information on financial and business activities of the company under audit;

assessing the form of compliance with the accounting principals and rules used in preparation of financial (accounting) statements;

assessing significant estimates made by management of the company being audited in preparation of financial (accounting) statements;

assessing the overall financial (accounting) statements presentation.

We believe that the performed audit provides sufficient basis to express an opinion on reliability of the financial (accounting) statements in all material respect and compliance of the accounting practices to the legislation of the Russian Federation.

In our opinion the financial (accounting) statements of the Public Joint Stock Company "Aeroflot – Russian Airlines" with the balance value 32 755 262 thousand rubles and revenue from the sales of passenger, cargo and mail transport operations formed in accordance with the adopted accounting policy following the issuance of air tickets and air way presents fairly, in all material respects, the Company's financial position as at December 31, 2005, inclusive, and the results of its financial and business operations during the period from January 1 till December 31, 2005, inclusive, in accordance with the requirements of the Russian Federation legislation regulating preparation of financial (accounting) statements.

Date of the audit conclusion – the 30th of March, 2006

General Director — L.M. Mitrofanov

Director of the audit

(Qualification certificate issued by the RF Ministry of Finance

№ K017612 of June 25 , 1998 (permanent)

for auditing activities in the area of general auditing) — M.A. Simanin


Russian Airlines

Aggregated Accounting Balance of JSC "Aeroflot"

As at the 31st of December 2005, million rubles

№	Indicator Description	At the year beginning	At the year end
	Assets		
1	Intangible assets	58	53
2	Fixed assets	3 735	3 937
3	Construction in progress	1 291	1 120
4	Long term financial investments	2 296	2 386
5	Stock	2 999	2 940
6	Accounts receivable	11 771	18 479
7	Short term financial investments	302	1 539
8	Money means	1 435	1 647
9	Other assets	409	654
	Balance	**24 296**	**32 755**
	Liabilities		
1	Charter capital	1 111	1 111
2	Additional capital	3 492	3 374
3	Reserved capital	278	278
4	Undistributed profit (unpaid loss) of previous years	5 121	9 939
5	Undistributed profit (unpaid loss) of the reporting year	6 330	6 032
6	?Borrowed means	1 251	3 689
7	Accounts payable	6 462	7 497
8	Other liabilities	251	835
	Balance	**24 296**	**32 755**

Explanations and Comments to the Accounting Balance
(as at December 31, 2005)

1. **Intangible assets - 52.7 million rubles.** This is a residual value of exclusive copyright for software and data bases, licenses and exclusive rights for trade marks and service marks.

2. **Fixed assets - 3,937.0 million rubles.** This is the initial value of aircraft, aircraft engines and other objects of fixed assets, less accounted tear and wear.

3. **Construction in progress – 1,120.3 million rubles.** These are still uncommitted fixed assets and intangible assets objects. The decrease against January 1, 2005 indicators by 170.8 million rubles or by 13,2% is due to the commissioning of aircraft and aircraft engines. During the reporting period the overall value of the capital invested amounted to 1,242.0 million rubles; of fixed assets committed – 1,030.0 million rubles; of intangible assets – 6.4 million rubles.

4. **Long term financial investments – 2,385.6 million rubles.** The investments have grew up against the indicators as at January 1, 2005 by 89.5 million rubles. The maximum specific weight (51%) against December 12, 2005 indicator falls on the loan granted to ZAO "Sherotel". In 2005 financial investments grew up due to the increase of the charter capital of JSC SK "Moscow", the share of Aeroflot in which is 100% and also due to the acquisition of ZAO "Aeroflot-Nord" bills of exchange. Retirement of financial capital investment was due to a partial rearmament of ZAO "Sherotel" loan, revaluation of "France Telekom" shares after the exchange rate of Paris Stock Exchange, partial return of ZAO "Aeroflot-Nord" bills.

5. **Stocks - 2,939.6 million rubles**, including:
- raw materials, materials and other similar values – 2,358.2 million rubles, the decrease against the indicator as at January 1, 2005 by 70.0 million rubles is connected with the reduction of fuel and lubricants, special liquids for aircraft, as well as aircraft engines and spare parts and Russian made aircraft engines, tools and equipment in stock that is caused by surmounting consumption over the acquisition.
- deferred expenses – 581.4 million rubles, the grows against the indicator as at January 1, 2005 by 10,9 million rubles is due to the increase of expenses for software.

6. **Accounts receivable – 18,479.1 million rubles,** have grown up by 6.707.9 million rubles.

The highest specific weight in the accounts receivable as at December 31, 2005 fall on:
- indebtedness of customers and clients – 7.127.3 million rubles, the indebtedness grew against the indicator at January 1, 2005 by 1,912.8 million rubles mainly due to the increase of settlements with foreign airlines via Clearing House by 696.2 million rubles, the increase of settlements with companies – by 578.1 million rubles, the increase of settlements with agents for passenger and freight transportation – by 250.0 million rubles;
- outstanding payments from the State budget on taxes and charges – 5,411.1 million rubles, growth by 175.6 million rubles;
- other debtors – 4.136.9 million rubles, the indebtedness grew against the indicator as at January 2, 2005 by 3,974.3 million rubles in connection with the assessment of VAT on advance payments, transfer of proprietary rights and payment of a part of shares of JSC "Terminal";
- ***indebtedness for advance payments effected – 1,.712.,2 million rubles,*** growth against the indicator as at January 1, 2005 by 583.5 million rubles that is mainly due to the remittance of predelivery payments for A321 aircraft.



7. **Short term financial investments – 1,539.2 million rubles.** These are bills and other financial investments with the term of repayment less than 12 months. The investments grew up by 1,237.1 million rubles in connection with the placing money means on limited terms deposit accounts in banks on the territory of the Russian Federation.

8. **Money means - 1,647.5 million rubles,** growth against the indicator as at January 1, 2005 by 212.3 million rubles.

These are:

- the remaining money means in the cashier desk – 12.4 million rubles,
- the remaining money means at ruble accounts in creditor institutions 762.3 million rubles,
- the remaining money means at hard currency accounts in creditor institutions – 737.5 million rubles,
- other money means – 135.3 million rubles.

9. **Other assets – 654.2 million rubles.** Other assets mainly are the amount of assessed value added tax on material values and services that have been received, but not yet paid (506.9 million rubles), as well as deferred taxation assets (147.3 million rubles).

10. **Charter capital - 1,110.6 million rubles** – unchanged from previous reporting period.

11. **Additional capital - 3,374.4 million rubles.** This is the surplus of the value of fixed assets objects resulted from revaluation, material values acquired free of charge and a surplus of material values of fixed assets as a result of their modernization in the past.

During the reporting period the additional capital went down by 117.7 million rubles a result of the retirement of fixed assets the value of which was previously increased through revaluation.

12. **Reserved capital – 277.6 million rubles,** was created following the decision of the General Meeting of shareholders in 2002 in accordance with the incorporation documents.

13. **Undistributed profit (unpaid loss) of previous years - 9,939.4 million rubles**. This is accumulated profit from previous years that had been generated before 2005.

14. **Undistributed profit (unpaid loss) of the reporting year – 6,032.4 million rubles.** This is the profit that was generated during year 2005.

15. **Borrowed means – 3,688.5 million rubles.** This is outstanding remainder of borrowed means (including interests for the use of the borrowed means) acquired from crediting institutions. For the reporting period, the amount grew up by 2,436.9 million rubles mainly due to the growth of the indebtedness on long term credits.

16. **Accounts payable – 7,497.1 million rubles.**

Structure of accounts payable:

- ***outstanding payments to suppliers and contractors – 5,265.8 million rubles,*** the indebtedness grew up against the indicator as at January 1, 2005 by 401,4 million rubles due to the growth of the indebtedness for the leases of aircraft and aircraft engines, delivered fuel and lubricants, air navigation services;

- *outstanding payments to the Company personnel - 188.1 million rubles,* this is current indebtedness on wages assessed for the second half of December, 2005 and paid out in January, 2006;
- *outstanding payments to the State budget – 1,413.7 million rubles,* growth against the indicator as at January 1, 2005 by 713.1 million rubles is connected with the increase of the profit tax for 2005;
- *outstanding payments to State off-budget funds – 107.9 million rubles,* the indebtedness went down by 82.1 million rubles, that is connected with the payment to Pension Fund of dues for the flight personnel;
- *outstanding advance payments received – 293.7 million rubles,* increase against the indicator as at January 1, 2005 by 126.6 million rubles is due to the payment via the Clearing House of invoices issued by LUFTHANSA TECHNIK Company from November 2005 till March 2006;
- *indebtedness to other creditors – 219.6 million rubles,* went down against the indicator as at January 1, 2005 by 63.3 million rubles;
- *indebtedness to participants (founders) for payment of dividends - 8.3 million rubles,* went down by 23.6 million rubles. This is a difference between assessed and actually paid dividends (outstanding payments to legal entities).

17. Other liabilities – 835.2 million rubles, includes:

- ***Other long terms liabilities* – 806.3 million rubles,** this is deferred taxation liabilities;
- ***Deferred income* – 28.9 million rubles,** this is the remaining value of fixed assets, software for processing flight data of aircraft A-319/320/321 type received free of charge and the remaining unused means under the agreement for financing measures to prevent accidents at the air transport.

Aggregated Statement of Profit and Loss of JSC "Aeroflot" for 2005

(million rubles)

Indicators	2004	2005
Income		
Proceeds from the main business	**56 377**	**62 849**
including:		
Sales of passenger transportation	42 745	46 652
Sales of cargo transportation	5 414	6 778
Sales of mail transportation	136	142
Other sales	8 082	9 277
Other income		
Interests receivable	70	241
Income from participation in other organizations	131	207
Other operational income	1 196	1 155
Off-market income	7 379	8 945
Costs		
Production cost of works, services sold	46 496	53 738
Commercial expenses	3 405	3 523
Administrative expenses	2 163	2 298
Interests payable	82	230
Other operational expenses	1 622	1 226
Off-market expenses	3 119	4 016
Net profit for the reporting year	**6 330**	**6 032**

Financial Results

In 2005 from operational activities JSC "Aeroflot" generated profit in the amount of 3,290.8 million rubles with decline by 2004 by 23.7 %. Income from operational activities amounted to 62,849.3 million rubles that is by 11,5% higher than in 2004 год, and the operational costs went up against the results of 2004 by 14,4% and amounted to 59,558.5 million rubles. As a result of the off-market activities and other operations the Company generated profit in the amount of 5,074.4 million rubles that is by 28.4% over 2004 level. The profit before tax went up in 2005 by 1.2% and amounted to 8,365.9 million rubles. Net profit went down by 4.7 % and amounted to 6,032.4 million rubles.

Income from Air Transportation and Services Rendered

In 2005 the airline's income from operational activities were gained by 74.2% from passenger transportation, by 10.8% - from cargo, by 0.2% - from mail, by 12% - from proceeds on commercial agreements with foreign airlines on joint utilization of air routes, from other activities – by 2.8% and amounted in aggregate to 62,849.3 million rubles.

In 2005 the income from passenger transportation went up by 9.1% and amounted to 46,652.5 million rubles.

In 2005 Income from transportation on international air routes allowed to gain 82.9% of the overall income and amounted to 38,676.6 million rubles that is by 7.5% over the 2004 level. The surplus of the income was due both to the increase of the passenger transportation volumes and the increase of profitability.

In 2005 income from operations on domestic lines went up by 18.1% and amounted to 7,975.9 million rubles or 17,1% of the overall income from passenger transportation. The surplus of income is provided by the profitability growth.

Income rates on regular passenger flights in 2005 against 2004 grew up in all directions (around Russia + 33.3%, CIS and Baltic region + 19.3%, Europe + 9,1%, Japan + 4,7%, South East Asia + 7,3%, America + 8,6%, Africa +13,7%, Near ands Middle East +19,8%). The growth income rates was affected by the introduction of fuel charge aimed at reimbursement of costs due to the growth of prices for aircraft fuel and lubricants.

Income from transportation of cargo and mail grew up in 2005 by 24,7% and amounted to 6,919.5 million rubles mainly due to the increase of the volumes of transportation of cargo by 1,4 times an freighter aircraft. The main part of income of 92.3% was gained from transportation on international airlines. The surplus of income was provided by the increase of profitability.

Income from commercial agreements with foreign airline for joint utilization of air routs amounted to 7,550.2 million rubles that is by 15.4% over 2004 level. The increase of income was due to the increase of frequencies and volumes of traffic by airlines.

Income from other business includes income form rendering services for ground service in the airport, fueling aircraft of third airlines, renting premises, providing services of information and advertising, commissions from duty free trade aboard aircraft and other services. In 2005 income from other business amounted to 1,727.1 million rubles with the growth by 2004 by 12.4%.

Income from Operational Activities

	2004 million rubles	2005 million rubles.	+/-	%	2005 million units equal to US dollars
Income form sales of passenger transportation	42 745.4	46 652.5	3 907.1	109.1	1 648.3
Including: international flights	35 991.5	38 676.6	2 685.1	107.5	1 366.6
domestic flights	6 753.9	7 975.9	1 222.0	118.1	281.7
Income from sales of cargo and mail transportation	5 550.2	6 919.5	1 369.3	124.7	244.4
Income from commercial agreements with foreign airlines for joint utilization of air routes	6 545.3	7 550.2	1 004.9	115.4	265.1
Income from other business	1 536.3	1 727.1	190.8	112.4	60.9
Total income from operational activities	56 377.2	62 849.3	6 472.1	111.5	2 218.7

Costs of Operational Activities

Costs of operational activities in 2005 amounted to 59,558.5 million rubles and grew up against 2004 by 7,495.3 million rubles (+14.4%). The share of costs in Russian rubles was 54.2% (32,271.3 million rubles), in hard currencies – 45.8% (963.7 million US dollars or 27,287.2 million units equal to US dollar).

Costs of Operational Activities

millions

		2004 rubles	2005 Rubles	%	+/-	2005 Units equal to US dollar
1	Aircraft fuel	13 598.9	19 036.0	140.0	5 437.1	672.3
2	Maintenance of aircraft fleet and aircraft engines (overhaul and running maintenance, maintenance, insurance, lease, depreciation of aircraft and aircraft engines and others).	14 657.4	14 858.7	101.4	201.3	524.8
3	Maintenance of flight crews (labor, training costs, medical service, uniform, life insurance, catering, etc.)	3 646.4	4 316.4	118.4	670.0	152.2
4	Passenger servicing in flight, ground support of flight operations, navigation support	10 970.5	11 594.6	105.7	624.1	409.6
5	Arrangement of air transportation sales and promotion of the product (advertising)	4 459.3	4669.1	104.7	209.8	164.8
6	Other production and indirect costs	4 730.6	5 083.7	107.5	353.1	179.5
	Total costs for operational activities	**52 063.1**	**59 558.5**	**114.4**	**7 495.4**	**2 103.4**

Structure of Operational Costs in 2005 (2004)

by Main Groups of Costs in Percents


Arrangements for sales of transportation and promotion of the product (advertising)
7.8% (-0.7%)
Other production and indirect costs
8.5%
(-0.6%)
Aircraft fuel
32.0%
(+5.8%)
In flight passenger service, ground support of transportation, navigation support
19.5%
(-1.6%)
Maintenance of aircraft fleet and aircraft engines
24.9%
(-3.2%)
Maintenance of flight crews
7.3%
(+0.2%)

The largest share in the structure of operational costs belongs to three main cost groups, namely:

- Aircraft fuel (32,0%) (increase against 2004 by +5.8%);
- Maintenance of aircraft and aircraft engines (24.9%) (decrease against 2004 by 3.2%);
- Passenger servicing in airports and in flight, ground service of aircraft in airports and navigation support (19.5%), specific weight of which also went down against 2004 by 1.6%.

The change of the structure of costs in 2005 was mainly affected by the rise of prices for fuel, airport and air navigation services, as well as the increase of flight time by 4.2%.

Change in the Structure of Operational Costs

In 2005 against 2004 indicators


Millions of rubles
6 000
5 000
4 000
3 000
2 000
1 000
-
5 437
201
670
624
210
353
Aircraft fuel
Maintenance of aircraft and aircraft engines
Maintenance of flight crews
Passenger in flight service, ground support of operations, air navigation
Arrangement of sales of air transportation services and promotion of the product (advertising)
Other production and indirect costs

As compared with 2004 JSC "Aeroflot"'s outlays for aircraft fuel went up by 6,005.2 million rubles or by 80.1% of the total surplus of costs of the airline because of the rapid worldwide rise of prices for aircraft fuel that for "Aeroflot" considering the region of flight operation averaged +47.0%.

The costs for the maintenance of the aircraft fleet and aircraft engines went up by 1.4% due both to the rise of prices of spare parts and materials and to the increase of flight time by 4.2%.

The growth of prices for air navigation services including air security resulted in the increase of the Airline costs in this group of costs if compared with 2004 by 5.7%.

There was an increase of the Airline's costs for maintenance of flight and cabin crews by 18.4% average. The main reason of the said increase was the change of the labor remuneration system aimed at stimulation of the intensity of labor of this group of employees and at increase of flight time and organization of reserved crews due to the suspension of operation of Il-906 aircraft effective from August 22 till October 4, 2005.

A considerable surplus of income from the sales of all types of air transportation (+10.9%) affected the increase of the Airline's expenses for sales of services and promotion of the product (+4.7%).

The increase of other production and indirect costs of the Airline by 7.5% is caused mainly by the growth of expenses for the maintenance of production infrastructure of the Airline? Increase of prices for fuel, raw and other materials, services of other companies – monopolists.

Cost per unit (cents /ton-kilometer)


Other costs
Aircraft fuel
90
80
70
60
50
40
30
20
10
55
10
45
57
15
43
62
15
47
62
12
50
66
14
52
+1.5%
67
17
49
+14.9%
77
25
52
+21.4%
+47%
-5.8%
+6.1%
1999
2000
2001
2002
2003
2004
2005

The production cost of carriage increased in 2005 against 2004 by 14.9%, the main influence was done by the rise of costs for aircraft fuel (+47%). Due to the measures taken by the management all other costs connected with fulfillment of the work volumes and maintenance of production structure of the Airline could be kept at the level of previous years.

Results form Off Market Activities and Other Operations

The profit from off market business and other operations in 2005 was 5,074.4 million rubles that is over of 2004 level by 1,122.7 million rubles.

The said improvement was mainly influenced by:

- the increase of the result from other off market income and costs by 645.1 million rubles due mainly to additional proceeds in 2005 according to the Agreement on technical services of A310 and B777 aircraft with "Lufthansa Technik", and to the appropriation of income from writing off restructured indebtedness with regard to penalties and fines under the Order of the Moscow Government of 30.12.2004, №2642-РП;
- the increase of the result of profit and loss of previous years detected in the reporting year by 376.2 million rubles that is mainly due to recalculation of VAT for freight revenue during the period of 2003 to 2004;
- reduction of amounts of taxes attributed to the financial results by 291.6 million rubles due to abolition of the tax for advertising and charge for the name "Russian" and other reasons.

Extraordinary income and expenses

The result from extraordinary income and expenses in the amount of 0.8 million rubles was received due to the insurance payments to the benefit of the Airline.

Capital Investments

In 2005 capital investments amounted to 1,241.0 million rubles. In the overall volume of capital investments the main specific weight belonged to the construction of buildings and constructions – 28.7%, acquisition and modernization of aircraft – 18.6%, acquisition of machines and equipment – 14,3%, purchase of production and household equipment – 9.0%, purchase of transportation means – 8.3%, and acquisition of computer equipment – 7.3%.

During the reporting year means invested into expansion and modernization of the fleet of the domestic made aircraft were capitalized.

In 2005 investments were made into purchasing equipment for the new simulator "Water-Ground" for emergency training of flight and cabin crews with the aim of setting up own simulator base meeting the requirements of European standards JAR OPS and ICAO recommendations. Works were carried out to modernize existing simulators.

With the view of ensuring flight security, replacement worn out equipment for ground support of aircraft in the airport (machines "Elephant", machines "VTS", autolifts and others) and equipment designed for aircraft maintenance were replaced.

From the means allocated to the acquisition of production and household equipment nearly 40% were spent to buy DJ-players with the aim to improve the level of in flight service.

During the year investments were made for the development of corporate technologies (for the purchase and modernization of computer and office equipment) with the aim to raise automation of production process and introduction of modern information technologies.

The main part of the investments connected with capital construction in 2005 was allocated to the construction of warehouse premises on the territory of ДЗД, a new office building and reconstruction of the hangar АТЦ АТК.

Among other capital investments the most significant are: acquisition of corporate uniform, Среди прочих капитальных затрат наиболее крупными являются: приобретение форменного обмундирования, working clothes, galleys equipment, etc.

Borrowed Means

The structure of the credit portfolio in 2005 was considerable changed and diversified towards the increase of the long term resources part in connection with the attraction of means for financing the construction of "Sheremetyevo-3" terminal. Thus in the overall volume of borrowed means the part of long term resources was 81%, whereas annual average reminder of borrowed means went up twice as compared with 2004. The use of long term borrowed means to finance the construction of "Sheremetyevo-3" terminal by several tranches allowed to use temporary available means to make deposits the income from which was higher than the costs of debt servicing at this time.

The total amount of interests payment in 12004 was 7.9 million US dollars.

In 2005 an increase of average flat rate took place due to objective reasons in connection with a considerable increase of LIBOR rate that is the base for calculation of interest rates for credits being attracted. However driving at bringing the costs of servicing debtor's liabilities down a work was done to make the bank margin lower. The decrease of the average weighted level of margin from c 2.74% in 2004 down to 2.33% in 2005 was achieved due to detailed analysis of the current situation in the market of corporate borrowings and active measures during negotiating with banks-creditors of the terms of credits granted. The savings in absolute values exceeded 400 thousand US dollars per year.

In 2005 a long term syndicated credit in the amount of 150 million US dollars was attracted for 3 years at the rate of LIBOR+2.25% annually. The initiators of the transaction were banks WestLB AG, ABN AMRO, Société Générale, CALYON. A long term unsecured loan in the amount of 30 million US dollars from bank ZAO "WestLB Vostok" was gained fro 2.5 years at the rate of LIBOR+1.9%. For this type of crediting the margin of 1.9% is very low.

A specific agreement has been reached and limits of crediting in the Sberbank of Russia was established allowing crediting on a revolving basis without any collateral (previously aircraft were used as a security).

A credit scheme in banks – non residents using transit flows of revenue from JSC "Aeroflot" abroad has been worked out and used. The said scheme allows to attract money means for longer terms and under lower rates than the rates available in the Russian financial market.

Borrowed means

	Remainder as at 01.01.05	Received during the period	Repaid during the period	Remainder as at 01.01.06
Credits in rubles (million rubles)	0	0	0	0
Hard currency credits (million US dollars)	45	231	148	128
Bonds (million rubles)	0	0	0	0
Bills of exchange (million rubles)	0	0	0	0
Total borrowed means (million US dollars)	**45**	**231**	**148**	**128**